UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

CIRCUS AND ELDORADO JOINT VENTURE

SILVER LEGACY CAPITAL CORP.

(Name of Applicants)

407 North Virginia Street
Reno, Nevada 89501
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

Second Lien Notes Due Five and One Half Years after the Effective Date	$27,500,000 and such additional amounts for payments of interest in kind

Approximate date of proposed public offering:
On or as soon as practicable following the Effective Date under the Joint Plan of Reorganization of Circus and Eldorado Joint Venture and Silver Legacy Capital Corp. pursuant to Chapter 11 of the Bankruptcy Code

Name and address of agent for service:

Gary L. Carano

Chief Executive Officer

407 North Virginia Street

Reno, Nevada 89501

(800) 687-7733

Copies to:

Deborah Conrad

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, CA 90017

(213) 892-4671

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

As described more fully in the Disclosure Statement for the Debtors’ First Amended Joint Plan of Reorganization (dated June 1, 2012) [Docket No. 417] (as amended or supplemented, the “Disclosure Statement”) and accompanying the Debtors’ First Amended Joint Chapter 11 Plan of Reorganization (dated June 1, 2012) (as amended or supplemented, the “Plan”), copies of which are included as Exhibits T3E.1 and T3E.2, respectively, to this application, the Circus and Eldorado Joint Venture, a Nevada general partnership (the “Partnership”), may reorganize as a limited liability company or other entity in connection with the consummation of the transactions described in the Plan and Disclosure Statement.  The Partnership expects to convert into a Nevada limited liability company in accordance with Nevada state law after the issuance of the Second Lien Notes (as defined herein).  If such conversion is effected, the limited liability company will, pursuant to the Indenture (as defined herein), succeed and be substituted in all respects for the Partnership.  Capitalized terms used herein and which are not otherwise defined shall have the meanings ascribed to them in the Plan.

1.             General Information

Circus and Eldorado Joint Venture is a general partnership formed under the laws of the State of Nevada.  Silver Legacy Capital Corp. (“Capital”) is a corporation formed under the laws of the State of Nevada.

2.             Securities Act Exemption Applicable

On May 17, 2012, the Partnership and Capital (collectively, the “Debtors”) commenced voluntary cases under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Nevada (the “Bankruptcy Court”).  The Bankruptcy Court is jointly administering these cases under the caption “In re Circus and Eldorado Joint Venture, et. al, Case No. BK-12-51156.”  The Debtors are proponents of the Plan.  The terms of the Plan are described in the Disclosure Statement.

Pursuant to the terms of the Plan, the the 7.3% Mortgage Notes due five years after the Effective Date (the “Mortgage Notes”) would have been issued only if the Class 3 Acceptance (as defined in the Plan) did not occur. Because the Class 3 Acceptance occurred, the Second Lien Notes due five and one-half years after the Effective Date (the “Second Lien Notes”) in an aggregate principal amount of $27.5 million will be issued. Consequently, the Applicants hereby withdraw the qualification application for the indenture governing the Mortgage Notes.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied:  (1) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (2) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor  or an interest in the  debtor; and (3) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principal in such exchange and partly for cash or property.  The applicants believe that the offer of the Second Lien Notes under the solicitation of acceptances for the Plan, and the exchange of the Second Lien Notes for Allowed Class 3 Claims, satisfies the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements of the Securities Act.

AFFILIATIONS

3.             Affiliates

The following is a list of all affiliates of the Applicants and their respective percentages of partnership interests in the Partnership as of September 15, 2012:

Affiliate	Percentage of Partnership interest in Circus and Eldorado Joint Venture
Galleon Inc. (1)	50%
Eldorado Limited Liability Company(2)	50%
MGM Resorts International(1)	50%
Eldorado Resorts LLC(2)	50%

(1)           Galleon Inc. (“Galleon”) is a wholly-owned subsidiary of MGM Resorts International.  Under Rule 13d-3 of the Securities Exchange Act of 1934, MGM Resorts International may be deemed to be an indirect beneficial owner of the interest in the Partnership owned by Galleon by virtue of its ownership of Galleon. The address of Galleon and MGM Resorts International is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  Galleon Inc.’s board of directors consists of William J. Hornbuckle, James J. Murren and Corey I. Sanders.  The beneficial ownership of the common stock of MGM Resorts International (“MGM”) is set forth below.

(2)           Eldorado Limited Liability Company (“ELLC”) is a 96% owned subsidiary of Eldorado Resorts LLC. Under Rule 13d-3 of the Securities Exchange Act of 1934, Eldorado Resorts LLC may be deemed to be an indirect beneficial owner of the interest in the Partnership owned by ELLC by virtue of direct and/or indirect controlling interests in ELLC. The address of ELLC and Eldorado Resorts LLC is P.O. Box 3399, Reno, Nevada 89505.  Eldorado Limited Liability Company is a member-managed limited liability company.  As of October 15, 2012, its managers were Eldorado Resorts LLC and Gary L. Carano.  The beneficial ownership of the membership interests of Eldorado Resorts is set forth below.

Capital is a wholly-owned subsidiary of the Partnership.  Pursuant to the Plan, on the Effective Date, the beneficial interests in the Partnership, or any successor to the Partnership formed pursuant to the Plan, and the shares of capital stock of Capital will be owned as described above.

The table below shows the number of shares of common stock of MGM beneficially owned as of the close of business on April 9, 2012 by each of MGM’s directors and Named Executives.

Name(1)	Common Shares		Options/SARs/RSUs Exercisable or Vesting Within 60 Days		Total Shares Beneficially Owned(2)	Percent of Class
Robert H. Baldwin	38,642		989,062	(3)	1,027,704	*
William A. Bible	—		15,000		15,000	*
Burton M. Cohen	14,697	(4)	15,000		29,697	*
Daniel J. D’Arrigo	17,002		133,375		150,377	*
Willie D. Davis	32,646		88,500		121,146	*
Alexis M. Herman	1,800		81,000		82,800	*
Roland Hernandez	3,500	(5)	91,000		94,500	*
William J. Hornbuckle, IV	36,931		159,375		196,306	*
Anthony Mandekic	2,000		71,000		73,000	*
Rose McKinney-James	880	(6)	75,000		75,880	*
James J. Murren	174,884	(7)	2,331,250		2,506,134	*
Corey I. Sanders	23,355		317,500		340,855	*
Daniel J. Taylor	—		71,000		71,000	*
Melvin B. Wolzinger	39,300	(8)	91,000		130,300	*

* Less than 1%

(1)   The address for the persons listed in this column is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(2)   Except as otherwise indicated, and subject to applicable community property and similar laws, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares.

(3)   Mr. Baldwin disclaims beneficial ownership of 155,737 shares underlying currently exercisable stock options that were the subject of a divorce decree.

(4)   Held by the Burton M. Cohen Trust.

(5)   Includes 1,000 shares held by the Roland Hernandez SEP Retirement Account, of which Mr. Hernandez is the beneficiary, and 500 shares held by Mr. Hernandez’s daughter, of which Mr. Hernandez disclaims beneficial ownership.

(6)   Held by the Energy Works Consulting LLC 401(k) Plan, of which Ms. McKinney-James is a beneficiary.

(7)   Includes 169,324 shares held by trusts of which Mr. Murren is trustee or co-trustee.

(8)   Includes 39,300 shares held by the Wolzinger Family Trust.

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of April 9, 2012, the only persons known by MGM to be the beneficial owners of more than 5% of MGM’s common stock were as follows:

Name and Address	Shares Beneficially Owned		Percent of Class
Tracinda Corporation 150 South Rodeo Drive, Suite 250 Beverly Hills, California 90212	91,173,744	(1)	18.7%
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206	47,560,483	(2)	9.7%
Paulson & Co. Inc. 1251 Avenue of the Americas New York, New York 10020	37,417,600	(3)	7.7%
Infinity World (Cayman) L.P. Emirates Towers, Level 47 Sheikh Zayed Road Dubai, United Arab Emirates	26,048,738	(4)	5.3%

(1)   Based upon a Schedule 13D/A filed by Tracinda Corporation with the SEC on April 4, 2012.

(2)   Based upon a Schedule 13G filed by Janus Capital Management LLC (“Janus”) with the SEC on February 14, 2012. According to this Schedule 13G, (i) the reported shares include 47,549,383 shares over which Janus has sole voting power and sole dispositive power, (ii) the reported shares include 11,100 shares over which Janus has shared voting power and shared dispositive power, (iii) 1,211,083 of the reported shares are issuable upon conversion of convertible bonds, and (iv) as a result of its role as investment adviser or sub-adviser to certain managed portfolios, Janus may be deemed to be the beneficial owner of the report shares, but Janus disclaims beneficial ownership of rights associated with the reported shares.

(3)   Based upon a Schedule 13G/A filed by Paulson & Co. Inc. with the SEC on February 14, 2012. According to this Schedule 13G/A, all of the securities are owned by various onshore and offshore investment funds and separate managed accounts, and Paulson & Co. Inc. disclaims beneficial ownership of such securities.

(4)   Based upon a Schedule 13D/A filed by Infinity World (Cayman) L.P. and its affiliates with the SEC on May 5, 2011.

Eldorado Resorts LLC is wholly owned by Eldorado Holdco LLC.  The following table sets forth certain information regarding the beneficial ownership of Eldorado HoldCo LLC’s outstanding membership interests by (i) each person known by Eldorado Resorts LLC to be a beneficial owner of 5% or more of the outstanding membership interests of Eldorado HoldCo LLC.

Name and Address of Beneficial Owner	Membership Interest %
Donald L. Carano(1)(2)	47.1%
Recreational Enterprises, Inc.(3)	47.1%
Raymond J. Poncia, Jr.(4)(5)	24.8%
Hotel Casino Management, Inc.(5)(6)	24.8%
NGA AcquisitionCo, LLC(7)	17.0%
Timothy Janszen(7)	17.0%
Hotel Casino Realty Investments, Inc(8)	5.1%
Gene R. Carano(2)(8)(9)	5.6%
Gregg R. Carano(2)(8)(9)	5.6%
Gary L. Carano(2)(8)(9)	5.6%
Cindy L. Carano(2)(8)(9)	5.6%
Glenn T. Carano(2)(8)(9)	5.6%
Ludwig J. Corrao(10)	4.3%

(1)           Includes all of the 47.1% interest owned by REI, which is owned by members of the Carano family, including Mr. Carano.

(2)           The address of Donald L. Carano, Gene R. Carano, Gregg R. Carano and Cindy L. Carano is c/o Eldorado Resorts LLC, P.O. Box 3399, Reno, Nevada 89505. The address of Gary L. Carano and Glenn T. Carano is c/o Silver Legacy Resort Casino, 407 N. Virginia Street, Reno, Nevada 89501.

(3)           REI is beneficially owned by the following members of the Carano family in the following percentages: Donald L. Carano-49.5%; Gene R. Carano-10.1%; Gregg R. Carano-10.1%; Gary L. Carano-10.1%; Cindy L. Carano-10.1% and Glenn T. Carano-10.1%. Gary holds 7.185% of his interest in REI through various trusts. Gene, Gregg, Cindy and Glenn each hold all of their respective interests in REI through various trusts. The address of REI is P.O. Box 2540, Reno, Nevada 89505.

(4)           Consists of 24.8% owned by HCM, which is owned by members of the Poncia family.

(5)           The address of Raymond J. Poncia, Jr. and HCM is P.O. Box 429, Verdi, Nevada 89439.

(6)           HCM is beneficially owned by the following members of the Poncia family in the following percentages: Raymond J. Poncia, Jr.-49.712%; Cathy L. Poncia-Vigen-12.572%; Linda R. Poncia Ybarra-12.572%; Michelle L. Poncia Staunton-12.572% and Tammy R. Poncia-12.572%. Cathy, Linda, Michelle and Tammy each hold all of their respective interests in HCM through various trusts.

(7)           NGA AcquisitionCo, LLC. is wholly owned by NGA HoldCo, LLC, whose one voting Class A unit is owned by NGA VoteCo, LLC which is beneficially owned by Timothy Janszen—42.86%; Ryan Langdon—42.86% and Roger May—14.28%. NGA HoldCo, LLC’s, 9,999 non-voting Class B units are owned by NGA No VoteCo, LLC. The address of NGA AcquisitionCo, LLC. is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.

(8)           Hotel Casino Realty Investments, Inc. is beneficially owned by the following members of the Carano and Poncia family in the following percentages: Gary Carano-10%; Glenn Carano-10%; Gene Carano-10%; Gregg Carano-10%; Cindy Carano-10%; Cathy Poncia Vigen-12.5%; Linda Poncia Ybarra-12.5%; Michelle Poncia Staunton-12.5% and Tammy Poncia-12.5%. All family members hold all of their respective interests in Hotel Casino Realty Investment, Inc. through various trusts. The address of Hotel Casino Realty Investments, Inc. is P.O. Box 429, Verdi, Nevada 89439.

(9)           Membership interest is beneficially owned through such individual’s 10.1% ownership of REI, 10% ownership of Hotel Casino Realty Investments, Inc. and 0.4% ownership of Resorts held in trust.

(10)         The address of Ludwig J. Corrao is P.O. Box 12907, Reno, Nevada 89510.

MANAGEMENT AND CONTROL

4.             Directors and Executive Officers

The following table sets forth the names of, and offices held by, all current directors and executive officers of the Applicants. The mailing address for each of the directors and executive officers is 407 North Virginia Street Reno, Nevada 89501.

Name	Office
Gary L. Carano	Chief Executive Officer of the Partnership, President and Chief Executive Officer of Capital
Glenn T. Carano	Secretary of the Partnership, Secretary of Capital
Bruce C. Sexton	Vice President of Capital
Stephanie D. Lepori	Controller and Chief Accounting and Financial Officer of the Partnership, Treasurer and Chief Accounting and Financial Officer of Capital
Robert M. Jones	Member of the Partnership’s Executive Committee, Director of Capital
Corey I. Sanders	Member of the Partnership’s Executive Committee, Director of Capital
Donald D. Thrasher	Member of the Partnership’s Executive Committee, Director of Capital
John M. McManus	Member of the Partnership’s Executive Committee, Director of Capital
Thomas R. Reeg	Member of the Partnership’s Executive Committee, Director of Capital

5.             Principal Owners of Voting Securities

Capital

All of the issued and outstanding capital stock of Capital is owned by the Partnership.

The Partnership

The following table sets forth information with respect to the beneficial ownership of partnership interests in the Partnership as of September 15, 2012:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Galleon Inc. 3600 Las Vegas Boulevard South, Las Vegas, NV 89109	General Partnership Interest	—	50%

Eldorado Limited Liability Company P.O. Box 3399, Reno, NV 89505	General Partnership Interest	—	50%

UNDERWRITERS

6.             Underwriters

(a)           As no issuance of the Applicants’ securities has occurred within three years prior to the date of the filing of this application, no person has acted as an underwriter of any securities of the Applicants which were outstanding on the date of the filing of this application.

(b)           There are no proposed principal underwriters of the Second Lien Notes or the Mortgage Notes.

CAPITAL SECURITIES

7.             Capitalization

(a)           As of September 15, 2012, Capital had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	2,500 shares	2,500 shares

As of September 15, 2012, the Partnership had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
10 1/8% Mortgage Notes due 2012	$142,800,000	$142,800,000(1)

(1)           Amount outstanding prior to the Effective Date.

(b)           The common stock of Capital is the only outstanding series of voting securities of the Applicants.  Each share of common stock of Capital has one vote.

INDENTURE SECURITIES

8.             Analysis of indenture provisions

The following is a general description of certain provisions of the indenture for the Second Lien Notes (the “Indenture”) filed as Exhibit T3C.1 hereto. The Indenture will be dated as of the Effective Date and entered into among the Applicants and the indenture trustee thereunder. This description is qualified in its entirety by reference to the Indenture. Unless otherwise noted, capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the Indenture.

Second Lien Notes Indenture

The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution.

Events of Default

Each of the following shall be an event of default under the Indenture:

(a)           failure to pay any interest on any Second Lien Note when due and payable, and such failure continues for 30 days or more;

(b)           failure to pay principal of, or premium, if any, on any Second Lien Note;

(c)           failure by the Applicants, as applicable, to comply with the provisions described under the headings “Covenants—Repurchase at the Option of Holders—Asset Sales,” “Covenants—Repurchase at the Option of Holders—Change of Control,” “Successors—Merger, Consolidation, or Sale of Assets”;

(d)           failure by the Applicants or any of their Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements, representations or warranties in the Indenture or the Second Lien Notes);

(e)           default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Partnership or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Partnership or any of its Restricted Subsidiaries), whether the Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(i)            is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii)           results in the acceleration of that Indebtedness prior to its express maturity,

and, in each case, the principal amount of that Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(f)            failure by the Applicants or any of their Restricted Subsidiaries to pay final non-appealable judgments to the extent that the amount of such judgments not covered by insurance underwritten by third parties or not adequately reserved for in accordance with GAAP aggregates in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g)           any Subsidiary Guarantee of any Subsidiary Guarantor shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason, other than pursuant to the terms of this Indenture, to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

(h)           breach by either of the Applicants or any of the Subsidiary Guarantors in any material respect of any agreement in any of the Collateral Documents, the repudiation by any of them of any of its obligations under any of the Collateral Documents, the unenforceability of the Collateral Documents against any of them for any reason which continues for 30 days after written notice from the Trustee or Holders of at least 25% in outstanding principal amount of Notes or the loss of the perfection or priority of the Liens granted by any of them pursuant to the Collateral Documents for any reason;

(i)            any Gaming License is revoked, terminated or suspended or otherwise ceases to be effective resulting in the cessation or suspension of operation for a period of more than 30 days of any material portion or aspect of the Gaming Business of any Gaming Facility;

(j)            the Partnership fails to own 100% of the issued and outstanding Equity Interests of Capital;

(k)           the cessation of gaming operations of Silver Legacy Resort Casino for a period of more than 180 consecutive days; or

(l)            certain events of bankruptcy or insolvency with respect to the Applicants.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Applicants, all outstanding Second Lien Notes will become due and payable immediately and automatically without further action or notice.

Subject to the terms of the Intercreditor Agreement, if any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.  Upon any such declaration, the Notes shall become due and payable immediately.  The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders, rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Defaults or Events of Default (except nonpayment of principal of or interest on the Second Lien Notes that has become due solely because of the acceleration) have been cured or waived.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest, with respect to, the Second Lien Notes or to enforce the performance of any provision of the Second Lien Notes or the Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Second Lien Notes or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder of a Second Lien Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  All remedies are cumulative to the extent permitted by law.

Holders of not less than a majority in principal amount of the then outstanding Second Lien Notes by notice to the Trustee may on behalf of the Holders of all of the Second Lien Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes (including in connection with an offer to purchase) (provided, however, that the Holders of a majority in principal amount of the then outstanding Second Lien Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration).  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Second Lien Notes Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Holders of a majority in principal amount of the then outstanding Second Lien Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it.  However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Second Lien Notes or that may involve the Trustee in personal liability.  The Trustee may withhold from Holders of the Second Lien Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of Second Lien Notes a notice of the Default or Event of Default within 90 days after it occurs.  Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Second Lien Note, the Trustee may withhold the notice if it determines in good faith that withholding the notice is in the interests of the Holders of the Second Lien Notes.

Authentication and Delivery of the Second Lien Notes; Use of Proceeds

Two Officers of each Applicant shall sign the Second Lien Notes for the Applicants by manual or facsimile signature.  If an Officer whose signature is on a Second Lien Note no longer holds that office at the time a Second Lien Note is authenticated, the Second Lien Note shall nevertheless be valid.  A Second Lien Note shall not be valid until authenticated by the manual signature of the Trustee.  Such signature shall be conclusive evidence that the Second Lien Note has been authenticated under the Indenture.

The Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate Second Lien Notes.  An authenticating agent may authenticate Second Lien Notes whenever the Trustee may do so.

Pursuant to the terms of the Plan, Second Lien Notes in an aggregate principal amount of $27.5 million will be issued.

There will be no proceeds from the issuance of the Second Lien Notes.

Release of Property Subject to Lien

Pursuant to Section 11.03 of the Indenture, subject to certain subsections of Section 11.03 of the Indenture, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Indenture.  In addition, upon the request of the Applicants pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met, then (at the Applicants’ expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the Indenture or the Collateral Documents.

Satisfaction and Discharge

The Indenture shall be discharged and shall cease to be of further effect as to all Second Lien Notes issued under Indenture, when:

(a)           either:

(i)            all Second Lien Notes that have been authenticated (except lost, stolen or destroyed Second Lien Notes that have been replaced or paid and Second Lien Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicant) have been delivered to the Trustee for cancellation; or

(ii)           all Second Lien Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Applicant has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Second Lien Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b)           no default or event of default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Applicants are a party or by which they are bound;

(c)           the Applicants have paid or caused to be paid all sums payable by them under the Indenture; and

(d)           the Applicants have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Second Lien Notes at maturity or the redemption date, as the case may be.

The Applicants shall deliver officers’ certificates and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Evidence as to Compliance with Conditions and Covenants

The Applicants and, to the extent required by the Trust Indenture Act of 1939, each Subsidiary Guarantor, shall deliver to the Trustee within 90 days after the end of each fiscal year of the Applicants, which currently is December 31, an Officers’ Certificate as to the signers’ knowledge of the Applicants’ compliance with all conditions and covenants on their part contained in the Indenture and stating whether or not the signer knows of any Default or Event of Default.  Upon becoming aware of any default or event of default, the Applicants are required to deliver to the Trustee a statement specifying the default or event of default and what action the Applicants are taking or propose to take with respect thereto.

9.             Other obligors

No person, other than the Applicants, is an obligor upon the Second Lien Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises —

(a)           Pages numbered 1 to 13, consecutively.

(b)           The statement of eligibility and qualification of each trustee under the indentures to be qualified.

(c)           The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.1	Articles of Incorporation of Silver Legacy Capital Corp. (Incorporated by reference to Exhibit 3.1 to the Applicants’ Form S-4 Registration Statement—Commission File Nos. 333-87202 and 333-87202(01))

Exhibit T3B.1	Bylaws of Silver Legacy Capital Corp. (Incorporated by reference to Exhibit 3.2 to the Applicants’ Form S-4 Registration Statement—Commission File Nos. 333-87202 and 333-87202(01))

Exhibit T3B.2

Amended and Restated Agreement of Joint Venture of Circus and Eldorado Joint Venture between Eldorado Limited Liability Company and Galleon, Inc. (Incorporated by reference to Exhibit 3.3 to the Applicants’ Form S-4 Registration Statement—Commission File Nos. 333-87202 and 333-87202(01))

Exhibit T3B.3	Amendment to Amended and Restated Agreement of Joint Venture of Circus and Eldorado Joint Venture between Eldorado Limited Liability Company and Galleon, Inc. dated May 14, 2012 (1)

Exhibit T3C.1	Indenture among the Applicants and The Bank of New York Mellon Trust Company, N.A. as Trustee (2)

Exhibit T3D	Not applicable

Exhibit T3E.1	First Amended Disclosure Statement of Circus and Eldorado Joint Venture dated June 1, 2012 (2)

Exhibit T3E.2	First Amended Chapter 11 Plan of Circus and Eldorado Joint Venture dated June 1, 2012 (1)

Exhibit T3F.1	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Act (included as part of the Indenture in Exhibit T3C.1)

Exhibit T3G.1	Statement of eligibility and qualification of The Bank of New York Mellon Trust Company, N.A. on Form T-1 (Incorporated by reference to Commission File/Film No. 333-87202 121167889)

(1) Filed previously

(2) Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, Circus and Eldorado Joint Venture, Nevada general partnership, and Silver Legacy Capital Corp., a Nevada corporation, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seals to be hereunto affixed and attested, all in the city of Reno, and State of Nevada, on the 2nd day of November, 2012.

(SEAL)

CIRCUS AND ELDORADO JOINT VENTURE

By:	/s/ Gary L. Carano
	Name:	Gary L. Carano
	Title:	Chief Executive Officer

Attested By:	/s/ Stephanie D. Lepori
	Name:	Stephanie D. Lepori
	Title:	Chief Accounting and Financial Officer

(SEAL)

SILVER LEGACY CAPITAL CORP.

By:	/s/ Gary L. Carano
	Name:	Gary L. Carano
	Title:	Chief Executive Officer

Attested By:	/s/ Stephanie D. Lepori
	Name:	Stephanie D. Lepori
	Title:	Chief Accounting and Financial Officer